Exhibit 99.1

BON Partners with Chang’an Pilot to Launch World-Class Joint Laboratory for Natural Ingredient Bio-manufacturing

XI’AN, China - Feb. 17, 2026 — Bon Natural Life Limited (Nasdaq: BON) (“BON”or the “Company”), a leading bio-ingredient provider for the natural health and personal care industries, today announced the establishment of the BON & Pilot Joint Laboratory for Natural Ingredients and Bio-Manufacturing (the “Joint Laboratory”). The Joint Laboratory was inaugurated on December 18, 2025 through a collaboration between the Company’s domestic operating subsidiary, Xi’an App-Chem Bio-Tech Co., Ltd., and Shaanxi Chang’an Pilot Life Science Industry Innovation Center Co., Ltd. (“Chang’an Pilot”).

The Joint Laboratory will focus on the research and development of bio-manufactured natural active ingredients for use in functional foods and personal care products. Through the integration of fermentation-based biosynthesis, natural compound isolation, and artificial intelligence-enabled process optimization, the Joint Laboratory is intended to support the Company’s efforts to improve production efficiency, supply reliability, and environmental sustainability compared to traditional plant-based extraction methods.

Founded in 2006, BON operates in the development, manufacturing, and commercialization of natural active ingredients for applications in health and personal care products. The Company’s product portfolio includes plant-derived extracts, functional food ingredients, and personal care actives. BON serves customers in China, North America, the European Union, Japan, South Korea, and other international markets.

BON possesses technical capabilities in natural ingredient extraction, separation, and biosynthesis, supported by a proprietary artificial intelligence-enabled bio-manufacturing research and development platform designed to integrate data analytics and process engineering for scalable production.

Chang’an Pilot, established in 2022, provides laboratory infrastructure and research services focused on life sciences and artificial intelligence-enabled manufacturing technologies.

Yongwei Hu, Chairman of BON, stated, “We believe the establishment of this Joint Laboratory will strengthen our research capabilities and create meaningful collaboration between our respective teams. We expect this initiative will support our continued efforts to develop scalable, high-quality natural ingredients and advance our long-term growth strategy.”

About Bon Natural Life Limited (“BON”)

BON is a Cayman Islands company engaged in the business of natural, health, and personal care industries. For more information, please visit the Company’s website at http://www.bnlus.com.

For more information, please contact:

Cindy Liu | IR

Email: bonnatural@appchem.cn

Safe Harbor Statement

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